Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2016

As of May 12, 2017

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Management’s Discussion and Analysis, page 1

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

●	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
●	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
●	is developing the Lindero Gold Project (“Lindero”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The Company’s material subsidiaries include –

Name	Location	Ownership	Principal Activity
Fortuna Silver Mines Peru S.A.C.	Peru	100%	Services company
Minera Bateas S.A.C.	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V.	Mexico	100%	San Jose Mine
Goldrock Mines Corp.	Canada	100%	Holding company
Mansfield Minera S.A.	Argentina	100%	Lindero Project

In this MD&A,

●	Minera Bateas S.A.C. is referred to as “Bateas”
●	Compania Minera Cuzcatlan S.A. de C.V. is referred to as “Cuzcatlan”
●	Goldrock Mines Corp. is referred to as “Goldrock”
●	Mansfield Minera S.A. is referred to as “Mansfield”

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that have affected the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of May 12, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2016, and 2015.

We report our annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate operating performance and the ability to generate cash, and are widely reported in the silver mining industry as benchmarks for performance.

More information about the Company, including our Annual Information Form, is available at SEDAR at www.sedar.com

Management’s Discussion and Analysis, page 2

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

2016 Highlights

Financial and Operating Highlights

Operating highlights

Consolidated Metrics	2016	2015	% Change	2014	Q4 2016	Q4 2015	% Change

Key Indicators
Silver
Metal produced (oz)	7,380,217	6,624,635	11%	6,599,300	2,120,098	1,585,315	34%
Metal sold (oz)	7,377,509	6,618,784	11%	6,694,552	2,126,723	1,614,908	32%
Realized price ($/oz)	17.2	15.6	10%	18.9	17.1	13.1	30%
Gold
Metal produced (oz)	46,551	39,689	17%	35,316	13,812	9,955	39%
Metal sold (oz)	45,958	39,209	17%	35,758.00	13,803	9,865	40%
Realized price ($/oz)	1,253	1,156	8%	1,260	1,217	1,106	10%
Lead
Metal produced (000’s lbs)	32,673	23,835	37%	16,152	7,290	8,361	-13%
Metal sold (000’s lbs)	33,187	23,361	42%	16,244	7,361	8,156	-10%
Zinc
Metal produced (000’s lbs)	43,204	35,829	21%	27,361	11,006	9,599	15%
Metal sold (000’s lbs)	43,041	35,934	20%	27,471	10,537	9,665	9%
All-in sustaining cash cost (US$/oz Ag)*	8.38	14.48	-42%	14.48	7.33	18.02	-59%
(net of by-product credits from gold, lead, and zinc)
*(refer to non-GAAP financial measures)

During the year ended December 31, 2016, the Company increased silver production by 11% over the year ended December 31, 2015 to 7.4 million ounces, and gold production by 17% to 46,551 ounces. The increase was a result of the 50% plant expansion at our San Jose mine which was finalized at the end of the second quarter of 2016. Production of lead and zinc increased 37% and 21%, respectively, as a result of higher zinc and lead head grades and higher throughput ore at our Caylloma mine. Silver and gold production were 5% and 9% above our guidance for the year.

During the three months ended December 31, 2016, the Company increased silver production by 34% over the three months ended December 31, 2015, to 2.1 million ounces, and gold production by 39% to 13,812 ounces. The increase was also the result of the 50% plant expansion at our San Jose mine which was finalized at the end of the second quarter of 2016. Production of zinc increased 15% and lead decreased 13%, respectively, as a result of higher zinc and lower lead head grades and higher throughput at our Caylloma mine.

Management’s Discussion and Analysis, page 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.38, 42% below the prior year, and below our annual guidance of $11.10 for 2016 (refer to non-GAAP financial measures). The lower cost compared to guidance is mainly explained by higher by-product credits and lower sustaining capital expenditures compared to our budget for 2016.

Management’s Discussion and Analysis, page 4

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Financial highlights

Consolidated Metrics	2016	2015	% Change	2014	Q4 2016	Q4 2015	% Change

Financial (Expressed in $ millions except per share information)
Sales	$ 210.3	$ 154.7	36%	$ 174.0	$ 57.9	$ 37.0	56%
Mine operating earnings	80.6	43.6	85%	60.3	20.7	10.3	101%
Operating income	48.5	(1.7)	-	33.8	17.6	(20.6)	-
Net income (loss)	17.9	(10.6)	-	15.6	6.5	(17.3)	-

Earnings (loss) per share (basic)	0.13	(0.08)	-	0.12	0.04	(0.13)	-
Earnings (loss) per share (diluted)	0.13	(0.08)	-	0.12	0.05	(0.13)	-

Adj net income (loss)*	18.2	6.7	172%	15.7	8.8	(0.1)
Adjusted EBITDA*	83.0	49.6	67%	64.1	29.4	11.0	167%
Cash provided by operating activities	52.7	54.8	-4%	60.2	25.8	23.2	11%

Cash provided by operating activities (before changes in working capital)*	62.3	30.6	104%	59.8	22.7	9.6	136%
Capex (sustaining)	19.9	43.0	-54%	30.4	5.3	18.0	-71%
Capex (non-sustaining)	22.9	11.7	96%	1.7	2.0	8.7	-77%
Capex (Brownfields)	7.9	4.0	98%	6.8	2.2	0.6	267%
Cash and cash equivalents, end of period	82.5	72.2	14%	42.9	82.5	72.2	14%

Total assets	562.9	379.7	48%	350.3	562.9	379.7	48%
Non-current bank loan	39.8	39.5	1%	–	39.8	39.5	1%
Other liabilities	3.5	3.5	0%	4.7	3.5	3.5	0%

* refer to non-GAAP financial measures

Net income for 2016 amounted to $17.9 million (2015 – $10.6 million loss), resulting in a basic earnings per share of $0.13 (2015 – $0.08 loss per share). Adjusted net income for 2016 amounted to $18.2 million compared to $6.7 million in 2015. The higher net income was driven mostly by higher metal sales across all our products and higher metal prices in the period. Silver and gold metal sales increased 11% and 17% while realized metal prices increased 10% for silver to $17.20 per ounce and 8% for gold to $1,253 per ounce. This increase in net income was partially offset by $13.4 million higher selling, general, and administrative expenses over 2015. This increase resulted from fluctuations in the recorded value of share-based compensation instruments which are marked-to-market based on the performance of our share price. The share-based compensation charge in 2016 was $14.1 million compared to $1.5 million in 2015.

Management’s Discussion and Analysis, page 5

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Cash provided by operating activities was $52.7 million, slightly below the $54.8 million recorded in 2015. This reduction is explained by certain timing differences in the collection of accounts receivable from one year to the next offset by higher Adjusted EBITDA in 2016.

Net income for Q4 2016 amounted to $6.5 million (Q4 2015 – $17.3 million loss), resulting in a basic earnings per share of $0.04 (Q4 2015 – $0.13 loss per share). Adjusted net income for Q4 2016 amounted to $8.8 million compared to $0.1 million loss in Q4 2015. The higher income was driven by higher silver and gold metal sold of 32% and 40% as well as higher realized prices for silver, gold, zinc, and lead. Net income in the period was also positively impacted by $2.5 million lower selling, general and administrative expenses over 2015 related to lower stock based compensation charges.

Cash provided by operating activities was $25.8 million compared to $23.2 million in Q4 of 2015.

At December 31, 2016, the Company had cash and short-term investments totaling $123.6 million (December 31, 2015 – $108.2 million).

	Expressed in $ millions
	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015
NET INCOME FOR THE PERIOD	$ 6.5	$ (17.3)	$ 17.9	$ (10.6)
Adjustments, net of tax:
Unrealized gain on financial instruments	1.3	–	(0.7)	–
Write-off of mineral properties	0.8	–	0.8	–
Impairment of mineral properties, plant and equipment	–	17.0	–	17.0
Impairment of inventories	0.2	0.3	0.2	0.4
Other operating income - other	–	(0.1)	–	(0.1)
Adjusted Net Income (a non-GAAP measure)	$ 8.8	$ (0.1)	$ 18.2	$ 6.7

Management’s Discussion and Analysis, page 6

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Corporate highlights

During the year ended December 31, 2016,

●	the Company acquired the Lindero Gold Project by acquiring all the outstanding common shares of TSX-Venture listed Goldrock Mines Corp. Goldrock is now a wholly owned subsidiary of Fortuna.

●	the mill expansion project of 50% at San Jose mine achieved commercial production in July 2016.

●	the Company issued updated Technical Reports on the Caylloma and San Jose mines.

2017 Guidance and Outlook

2017 Production and Cash Cost Guidance

-	For 2017, the production and cash cost guidance is noted in the table below:

	Silver	Gold	Lead	Zinc	Cash Cost	AISCC **
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.1	51.9	NA	NA	56.7	8.4
Caylloma, Peru	1.0	0.5	30.0	41.0	75.5	10.8
Total	8.1	52.4	30.0	41.0	--	--

-	2017 silver equivalent production guidance of 11.2 million ounces

-	2017 consolidated AISC of $9.8/oz Ag

Note:

1.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 60 to 1

2.	All-in sustaining cash cost (“AISC”) per ounce of silver is net of by-products gold, lead, and zinc

3.	Total figures may not add due to rounding

Management’s Discussion and Analysis, page 7

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

San Jose Mine, AISCC guidance:

Item	2017 Guidance
($/oz Ag)
Cash cost net of by-product credits	2.4
Commercial and government royalties and mining tax	1.2
Workers’ participation	0.8
Selling, general and administrative expenses (operations)	0.7
Sustaining capital expenditures	2.3
Brownfields exploration expenditures	1.0
All-in sustaining cash cost per payable ounce of silver	8.4

(*) Total figures may not add up due to rounding

Caylloma Mine, AISCC guidance:

Item	2017 Guidance
($/oz Ag)
Cash cost net of by-product credits	(8.9)
Commercial and government royalties and mining tax	0.9
Workers’ participation	0.2
Selling, general and administrative expenses (operations)	3.4
Sustaining capital expenditures	11.0
Brownfields exploration expenditures	4.2
All-in sustaining cash cost per payable ounce of silver	10.8

(*) Total figures may not add up due to rounding

Consolidated AISCC guidance:

Item	2017 Guidance
($/oz Ag)
Cash cost net of by-product credits	1.1
Commercial and government royalties and mining tax	1.1
Workers’ participation	0.7
Selling, general and administrative expenses (operations)	1.0
Selling, general and administrative expenses (corporate)	1.1
Sustaining capital expenditures	3.4
Brownfields exploration expenditures	1.4
All-in sustaining cash cost per payable ounce of silver	9.8

(*) Total figures may not add up due to rounding

Management’s Discussion and Analysis, page 8

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

        2017 Outlook

        San Jose Mine, Mexico

San Jose plans to process 1,050,000 tonnes of ore averaging 230 g/t Ag and 1.67 g/t Au. Capital investment is estimated at $23.2 million.

Major capital investments include:

●	Mine development: $6.5 million

●	Equipment and infrastructure: $2.2 million

●	Tailings filtration plant expansion: $6.5 million

●	Brownfields exploration: $7.0 million

        Caylloma Mine, Peru

Caylloma plans to process 535,000 tonnes of ore averaging 71 g/t Ag, 2.73% Pb and 3.86% Zn. Capital investment is estimated at $14.1 million.

Major capital investments include:

●	Mine development: $6.9 million

●	Equipment and infrastructure: $3.3 million

●	Brownfields exploration: $3.9 million

        Lindero Gold Project, Argentina

The Company continues advancing with the optimization of the 2016 Feasibility Study, including tradeoff metallurgical tests and detailed engineering revisions. In September 2016, the Company started a pre-construction review of the project with the objective of optimizing certain components of the Feasibility Study. This review includes the validation of the geological model and resource/reserve estimates, optimization of the mine design, review of the metallurgical process including key metallurgy laboratory tests, and an update of the infrastructure basic engineering. Mineral processing optimization highlights included:

-	Preliminary tall-column leach tests consistently above 76% gold extraction for the four metallurgical types of ore

-	Cyanide cure during agglomeration allows over 70% gold extraction in the first 30 days of leaching for the four metallurgical types of ore

-	Copper concentration in solution amenable to treatment with sulfidization, acidification, recycling, and thickening (“SART”) plant technology

-	Agglomeration with modest cement addition to achieve heap heights of approximately 80 meters for 9 millimeter high pressure grinding rolls (“HPGR”) crushed ore.

See Fortuna news release dated March 22, 2017.

Management’s Discussion and Analysis, page 9

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Brownfields Exploration Highlights

San Jose Mine, Mexico

Brownfields exploration program budget for 2017 at the San Jose Mines is $7.0 million, which includes 31,000 meters of diamond drilling and 600 meters of underground development for drilling to define future resources. Exploration drilling is in progress at the Trinidad Central Zone and on the sub-parallel Ocotlan vein in the San Jose Mine.

Caylloma Mine, Peru

Brownfields exploration program budget for 2017 at the Caylloma Mine is $3.9 million, which includes 22,000 meters of diamond drilling. Drilling will focus on testing extensions of the principal Animas vein both northeast and southwest from current underground operations. Exploration drilling is in progress on extensions of ore-shoots immediately beneath current operations.

Lindero Gold Project, Argentina

The Arizaro gold-copper porphyry target lies within the Lindero Project concession block and contains a Mineral Resource as detailed in the 2016 Feasibility Study. We plan to investigate the economic potential of including the Arizaro target into the existing Lindero resource through surface mapping, re-logging of approximately 8,000 meters of core and initial metallurgical tests with a budget of $0.5 million

Greenfields Exploration Highlights

Serbia

Through two C$1.5 million equity investments in Medgold Resources Corp. (see Medgold’s news release dated January 9, 2017), Fortuna is funding a Strategic Alliance with Medgold and has the option to nominate two Selected Properties over the course of 2017 to form joint ventures with Medgold. Exploration will center on high and low-sulfidation epithermal gold-silver mineralization in the western portion of the Tethyan orogenic system. Each joint venture, if formed, will allow Fortuna the right to earn a 51% interest by spending $3.0 million over three years, with a first-year commitment of $1.0 million, and gain an additional 19% interest by spending a further $5.0 million and completing a Preliminary Economic Assessment.

Changes in Management and Board

Thomas I. Vehrs voluntarily retired June 30, 2016 as Vice President of Exploration of the Company.

David Volkert was appointed as the new Vice President of Exploration effective August 8, 2016 (see Fortuna news release dated July 11, 2016).

Michael Iverson retired from the Board of Directors of the Company (see Fortuna news release dated July 27, 2016). Thomas Kelly resigned from the Board of Directors of the Company (see Fortuna news release dated October 3, 2016).

David Laing was appointed to the Board of Directors of the Company effective September 26, 2016 (see Fortuna news release dated October 3, 2016).

Management’s Discussion and Analysis, page 10

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Alfredo Sillau was appointed to the Board of Directors of the Company effective November 29, 2016 (see Fortuna news release dated December 8, 2016).

Eric Chapman was promoted to Vice President of Technical Services of the Company effective January 1, 2017 (see Fortuna news release dated December 8, 2016).

Financial Results

Revenue

	YEAR TO DATE RESULTS
	Year ended December 31
	2016	2015	% Change
Provisional sales ($ million)	209.1	158.1	32%
Caylloma	65.8	54.8	20%
San Jose	143.3	103.2	39%
Adjustments ($ million) *	1.2	(3.4)	135%
Sales ($ million)	210.3	154.7	36%

Silver
Provisional sales ($ million)	114.4	92.0	24%
Metal produced (oz)	7,380,217	6,624,635	11%
Provisional Sales (oz)	7,377,509	6,618,784	11%
Realized Price ($/oz)**	17.23	15.65	10%
Net Realized Price ($/oz)***	15.51	13.90	12%
Gold
Provisional sales ($ million)	47.6	35.1	36%
Metal produced (oz)	46,551	39,689	17%
Provisional Sales (oz)	45,958	39,209	17%
Realized Price ($/oz)**	1,253	1,156	8%
Net Realized Price ($/oz)***	1,035	896	16%
Lead
Provisional sales ($ million)	21.4	13.5	59%
Metal produced (000’s lbs)	32,673	23,835	37%
Provisional Sales (000’s lb)	33,187	23,361	42%
Realized Price ($/lb)**	0.84	0.80	5%
Net Realized Price ($/lb)***	0.64	0.58	10%
Zinc
Provisional sales ($ million)	25.8	17.4	48%
Metal produced (000’s lbs)	43,204	35,829	21%
Provisional Sales (000’s lb)	43,041	35,934	20%
Realized Price ($/lb)**	0.95	0.87	9%
Net Realized Price ($/lb)***	0.60	0.48	25%

* Adjustments consists of mark to market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Management’s Discussion and Analysis, page 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Sales for year ended December 31, 2016 were $210.3 million, 36% above 2015 sales of $154.7 million. Silver ounces sold increased 11%, and gold ounces sold increased 17% while realized prices on provisional sales for silver increased 10% to $17.23 per ounce and for gold increased 8% to $1,253 per ounce.

Provisional sales at San Jose increased 39% to $143.3 million (2015 – $103.2 million) as a result of a 24% increase in silver ounces sold compared with the same period in the prior year. Provisional sales at Caylloma increased 20% to $65.8 million (2015 – $54.8 million) as a result of higher lead and zinc pounds sold of 42% and 20%, respectively. Silver ounces sold decreased 26%.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale.

Operating income (loss) and Adjusted EBITDA

		YEAR TO DATE RESULTS
		Year ended December 31
(Expressed in $ millions)		2016	2015	% Change

Operating income (loss)
Caylloma		$ 16.5	$ (24.8)	167%
	as a % of Sales	25%	-46%
San Jose		55.6	34.2	63%
	as a % of Sales	39%	34%
Corporate		(23.5)	(11.1)	-112%

Total		$ 48.5	$ (1.7)	2953%
	as a % of Sales	23%	-1%

Adjusted EBITDA*
Caylloma		$ 25.2	$ 10.0	152%
	as a % of Sales	38%	19%
San Jose		81.2	50.1	62%
	as a % of Sales	57%	50%
Corporate		(23.3)	(10.5)	122%

Total		$ 83.0	$ 49.6	67%
	as a % of Sales	39%	32%

  Note: figures may not add due to rounding

  *refer to Non-GAAP financial measures

Management’s Discussion and Analysis, page 12

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

During 2016, operating income was $48.5 million compared to a $1.7 million loss in 2015 related to an impairment charge of $25.0 million at the Caylloma mine. At San Jose, operating income increased 63% to $55.6 million mainly as a result of 42% higher sales. Operating margin increased five percentage points from 34% to 39% as a result of higher leverage from increased volume of sales and improved prices. At Caylloma, operating income was $16.5 million compared to an operating loss $24.8 million related to the impairment described above. Caylloma´s operating income was positively impacted by 25% higher sales and improved gross margin. Improved operating margin of 25% at Caylloma was the result of lower cash costs per tonne of 16% and higher metal prices.

During the fourth quarter ended December 31, 2016, the Company revised its Adjusted EBITDA calculation methodology to exclude share-based payments charge (refer to Non-GAAP financial measures section). Adjusted EBITDA in 2016 increased 67% over 2015 to $83.0 million, driven by a 62% increase of $31. million at San Jose and a 152% increase of $15.2 million at Caylloma.

Selling, General, and Administration

	Year ended December 31
$ millions	2016	2015	% Change

Operating mines SG&A	$ 6.1	$ 6.4	-5%
Corporate SG&A	9.5	9.2	3%
Share-based payments	14.1	1.5	840%
Workers’ participation	1.4	0.7	100%

Total	$ 31.1	$ 17.8	75%

Selling, general and administrative expenses for the year ended December 31, 2016 increased 75%, to $31.1 million (2015 – $17.8 million). The driver for the increase compared with the same period in the prior year was the increase in share-based payments to $14.1 million from $1.5 million. Most of this increase is related to mark-to-market effects on grants of restricted share units and deferred share units. Excluding this effect the charge for share-based payment in 2016 would have been $6.4 million (2015 – $5.0 million). Corporate SG&A increased 4% to $9.5 million.

Management’s Discussion and Analysis, page 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Fourth Quarter 2016 Financial Results

Revenue

The following table summarizes the details of sales by region and component:

	QUARTERLY RESULTS
	Three months ended December 31
	2016	2015	% Change
Provisional sales ($ million)	60.5	37.8	60%
Caylloma	18.2	12.0	52%
San Jose	42.3	25.8	64%
Adjustments ($ million) *	(2.6)	(0.8)	-225%
Sales ($ million)	57.9	37.0	56%

Silver
Provisional sales ($ million)	32.8	21.2	55%
Metal produced (oz)	2,120,098	1,585,315	34%
Provisional Sales (oz)	2,126,723	1,614,908	32%
Realized Price ($/oz)**	17.10	14.80	16%
Net Realized Price ($/oz)***	15.42	13.13	17%
Gold
Provisional sales ($ million)	13.9	8.6	62%
Metal produced (oz)	13,812	9,955	39%
Provisional Sales (oz)	13,803	9,865	40%
Realized Price ($/oz)**	1,217	1,106	10%
Net Realized Price ($/oz)***	1,004	876	15%
Lead
Provisional sales ($ million)	5.7	4.4	30%
Metal produced (000’s lbs)	7,290	8,361	-13%
Provisional Sales (000’s lb)	7,361	8,156	-10%
Realized Price ($/lb)**	0.97	0.77	26%
Net Realized Price ($/lb)***	0.77	0.54	43%
Zinc
Provisional sales ($ million)	8.1	3.6	125%
Metal produced (000’s lbs)	11,006	9,599	15%
Provisional Sales (000’s lb)	10,537	9,665	9%
Realized Price ($/lb)**	1.15	0.73	58%
Net Realized Price ($/lb)***	0.77	0.37	108%

* Adjustments consists of mark to market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Management’s Discussion and Analysis, page 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Sales for Q4 2016 were $57.9 million, 56% above Q4 2015 sales of $37.0 million. Silver ounces sold increased 32%, and gold ounces sold increased 40%, while realized prices on provisional sales for silver increased 16% to $17.10 per ounce and gold increased 10% to $1,217 per ounce.

Provisional sales at San Jose increased 64% to $42.3 million (Q4 2015 – $25.8 million) as a result of increased silver and gold ounces sold of 42% and 40% respectively, compared with the same period in the prior year. Provisional sales at Caylloma increased 52% to $18.2 million (Q4 2015 – $12.0 million) as a result of higher realized prices, despite lower volumes of metal sold. For the Company, realized prices for silver, gold, lead, and zinc increased 16%, 10%, 26%, and 9% respectively.

The Company has not hedged its exposure to metal price risks, although it has entered into zinc swap contracts into 2017 for about half of its budgeted 2017 zinc production.

Operating income (loss) and Adjusted EBITDA

		QUARTERLY RESULTS
		Three months ended December 31
(Expressed in $ millions)		2016	2015	% Change

Operating income (loss)
Caylloma		$ 4.5	$ (26.7)	117%
	as a % of Sales	25%	-224%
San Jose		13.7	9.5	44%
	as a % of Sales	34%	38%
Corporate		(0.5)	(3.4)	85%

Total		$ 17.6	$ (20.6)	185%
	as a % of Sales	30%	-56%
Adjusted EBITDA*
Caylloma		$ 7.4	$ 1.4	429%
	as a % of Sales	41%	12%
San Jose		22.5	12.8	76%
	as a % of Sales	57%	51%
Corporate		(0.5)	(3.3)	-85%

Total		$ 29.4	$ 11.0	167%
	as a % of Sales	51%	30%

Note: figures may not add due to rounding

*refer to Non-GAAP financial measures

Management’s Discussion and Analysis, page 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

During Q4 2016, operating income was $17.6 million compared to a $20.6 million loss in Q4 2015 related to an impairment charge of $25.0 million at the Caylloma mine. At San Jose, operating income increased 44% to $13.7 million mainly as a result of 59% higher sales. Operating margin decreased four percentage points from 38% to 34% as a result of higher depreciation and depletion charges. At Caylloma, operating income was $4.5 million compared to an operating loss of $26.7 million related to the impairment mentioned above. Operating income was positively impacted by 50% higher sales of $6.0 million and improved gross margin. Improved operating margin of 25% at Caylloma was the result of lower cash costs per tonne and higher metal prices.

Adjusted EBITDA in Q4 2016 increased 167% over Q4 2015 to $29.4 million, driven by a 76% increase of $9.7 million at San Jose and a 429% increase of $6.0 million at Caylloma. Adjusted EBITDA margin increased significantly from 30% to 51% as a result of higher margins at both Caylloma and San Jose.

Results of Operations

San Jose Mine Review

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended December 31		Year ended December 31
Mine Production	2016	2015	2016	2015
Tonnes milled	273,036	172,789	905,467	717,505
Average tonnes milled per day	3,103	2,071	2,596	2,072

Silver
Grade (g/t)	225	245	228	234
Recovery (%)	92	93	92	91
Production (oz)	1,828,110	1,261,495	6,124,235	4,928,893
Metal sold (oz)	1,832,298	1,292,443	6,102,667	4,903,658
Realized price ($/oz)	17.10	14.81	17.29	15.60

Gold
Grade (g/t)	1.69	1.90	1.72	1.83
Recovery (%)	92	93	92	91
Production (oz)	13,660	9,762	46,018	38,526
Metal sold (oz)	13,746	9,792	45,901	38,140
Realized price ($/oz)	1,216.47	1,106.91	1,252.89	1,155.23

Unit Costs
Production cash cost (US$/oz Ag)*	1.85	1.81	1.77	2.57
Production cash cost (US$/tonne)	55.09	55.45	56.90	58.83
Unit Net Smelter Return (US$/tonne)	154.21	146.65	158.76	144.77
All-in sustaining cash cost (US$/oz Ag)*	6.73	16.80	7.58	12.86

* Net of by-product credits from gold

Management’s Discussion and Analysis, page 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended		Year ended
	December 31		December 31
Financial Information	2016	2015	2016	2015
Sales	$ 39,843	$ 24,968	$ 143,151	$ 100,926
Operating income	13,685	9,516	55,561	34,242
Adjusted EBTIDA	22,525	12,885	81,146	50,088
Sustaining capital expenditures	2,522	15,719	12,260	35,840
Non-sustaining capital expenditures	206	6,506	17,808	9,397
Brownfields exploration expenditures	1,625	461	6,705	3,513

Annual results

Silver and gold annual production for 2016 increased 24% and 19% respectively to 6,124,235 and 46,018 ounces of silver and gold respectively above the prior year’s production. The increases were the result of higher throughput of 26% and higher recoveries of 1 percentage point for both silver and gold offset by lower head grades of 3% for gold and 6% for silver. Silver and gold annual production were 4% and 10% above 2016 guidance.

Cash cost per tonne of processed ore for 2016 was $56.90 (refer to non-GAAP financial measures), or 3% below the cost in the prior year. Cash cost in the second half of 2016 was $55.0 compared to $59.8 in the first half of the year reflecting the positive impact on unit costs of the expanded plant capacity commissioned in July. Cash cost per tonne for 2016 of $56.90 was in line with guidance for the year as a result of an average exchange rate 19% above our assumption for cost guidance, offset by higher costs related to the filtration plant. Excluding this effect, the cash cost would have been 7% above guidance.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.58 for 2016 (refer to non-GAAP financial measures), and below the annual guidance of $9.10 as a result of by-product credits and lower execution of sustaining capital expenditures.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis, page 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Quarterly results

Silver production increased 45% to 1,828,110 ounces, and gold production increased 40% to 13,660 ounces in Q4 2016 compared with the same period in the prior year. Throughput increased 58%, and head grades were 8% and 11% lower for silver and gold, respectively. See sales information for details on metal sold. Silver and gold production in Q4 2016 were 4% and 8% above budget, respectively.

Cash cost per tonne of processed ore for 4Q 2016 was $55.09 (refer to non-GAAP financial measures), in line with the cost in the same period in the prior year.

Processing plant expansion to 3,000 tonnes per day (“tpd”)

The expansion of the mill capacity to 3,000 tpd from 2,000 tpd has concluded successfully on time and under budget. As of the first of July 2016, the processing plant and mine were fully operational at 3,000 tpd; allowing for an annual production rate of 7-8 million ounces of silver and 50-53 thousand ounces of gold. The capital expenditure of the plant expansion was $27.5 million, 16% below budget. (see Fortuna news releases dated December 17, 2014, August 12, 2015, October 15, 2015, December 16, 2015, April 13, 2016, and July 6, 2016).

Management’s Discussion and Analysis, page 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended		Year ended
Caylloma	December 31		December 31
Mine Production	2016	2015	2016	2015
Tonnes milled	135,121	117,776	514,828	466,286
Average tonnes milled per day	1,501	1,309	1,438	1,306

Silver
Grade (g/t)	82	103	90	136
Recovery (%)	82	83	84	83
Production (oz)	291,988	323,820	1,255,981	1,695,742
Metal sold (oz)	294,425	322,465	1,274,842	1,715,126
Realized price ($/oz)	17.11	14.75	16.96	15.80

Gold
Grade (g/t)	0.21	0.22	0.20	0.26
Recovery (%)	17	23	16	30
Production (oz)	152	193	533	1,163
Metal sold (oz)	57	73	57	1,070
Realized price ($/oz)	1,277	1,031	1,277	1,192

Lead
Grade (%)	2.60	3.38	3.06	2.47
Recovery (%)	94	95	94	94
Production (000’s lbs)	7,290	8,361	32,673	23,835
Metal sold (000’s lbs)	7,361	8,156	33,187	23,361
Realized price ($/lb)	0.97	0.77	0.84	0.80

Zinc
Grade (%)	4.06	4.09	4.25	3.84
Recovery (%)	91	90	90	91
Production (000’s lbs)	11,006	9,599	43,204	35,829
Metal sold (000’s lbs)	10,537	9,665	43,041	35,934
Realized price ($/lb)	1.15	0.73	0.95	0.87

Unit Costs
Production cash cost (US$/oz Ag)*	(14.59)	6.57	(6.78)	6.60
Production cash cost (US$/tonne)	71.15	81.77	71.89	85.76
Unit Net Smelter Return (US$/tonne)	136.92	103.17	126.91	117.58
All-in sustaining cash cost (US$/oz Ag)*	1.72	16.47	4.34	13.56

*	Net of by-product credits from gold, lead and zinc

Management’s Discussion and Analysis, page 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended		Year ended
	December 31		December 31
Financial Information	2016	2015	2016	2015
Sales	$ 18,023	$ 12,045	$ 67,104	$ 53,803
Operating income (loss)	4,458	(26,718)	16,470	(24,776)
Adjusted EBTIDA	7,408	1,335	25,174	10,005
Sustaining capital expenditures	2,807	2,209	7,589	7,137
Non-sustaining capital expenditures	247	2,198	2,860	2,339
Brownfields exploration expenditures	605	100	1,216	452

Annual results

Lead and zinc annual production for 2016 increased 37% and 21% to 32.7 million and 43.2 million lbs respectively, offset by silver and gold annual production which decreased 26% and 54% respectively to 1.3 million and 533 ounces of silver and gold respectively below the prior year’s production. The changes were the result of higher head grades of 24% for lead and 11% for zinc offset by lower head grades of 23% for gold and 34% for silver. Compared to 2016 guidance, silver was 5% above, while gold, lead, and zinc were 41%, 23%, and 1% below.

Cash cost per tonne of processed ore for 2016 was $71.89 (refer to non-GAAP financial measures), a decrease of 16% from the same period in the prior year mainly related to lower mining costs as result of the cessation of mining in the narrow high grade silver veins, lower indirect costs related to headcount, and the plant optimization.

Cash cost per tonne for 2016 of $71.89 was 9% below our guidance, as a result of lower mining costs and lower distribution costs related to lower lead concentrate production.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $4.34 for 2016 (refer to non-GAAP financial measures), and below the annual guidance of $12.50 as a result of by-product credits and lower unit cash cost.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Quarterly results

Silver production in Q4 2016 was 0.29 million ounces compared with 0.32 million ounces in the same period of the prior year. Zinc production was 15% higher as a result of 14% higher throughput and lead production was 13% lower as a result of lower head grade. Silver production in Q4 2016 was 5% above forecast. Lead production was 26% below forecast due to lower head grade, and zinc production met our 2016 forecast.

Management’s Discussion and Analysis, page 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Increase in throughput in Q4 2016 to 1,501 tpd compared to 1,309 tpd in Q4 2015, is a result of the plant optimization achieved at the end of March 2016.

Cash cost per tonne of processed ore at Caylloma for Q4 2016 was $71.15 (refer to non-GAAP financial measures), a decrease of 13% from the same period in the prior year mainly due to lower mining, processing, and distribution costs.

Acquisition of Goldrock

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. (“Goldrock”), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares, and 1,514,677 warrants exercisable at C$6.01 per common share and expiring on October 31, 2018.

Goldrock ceased to be a reporting issuer effective August 12, 2016.

The Lindero Project

Lindero is an open pit, heap leach gold project with a completed 2016 feasibility study that has been granted all environmental and other major permits necessary for development.

The Lindero Project is located in the Argentinian puna at an elevation of approximately 3,500 to 4,000 meters, 260 kilometers due west of Salta City. Drive time from Salta City to Lindero is approximately 7 to 7.5 hours over a road distance of 420 kilometers.

The Lindero deposit is a gold-rich porphyry system with minor content of copper. Based on the 2016 feasibility study Lindero is projected to be an 18,500 tpd open pit mine, with the following parameters for life-of-mine; head grade of 0.63 g/t, strip ratio of 1.22, and gold production of 1.15 million oz Au.

Fortuna is currently conducting additional metallurgical testing and process design review with the aim of optimizing the project and mitigating certain sources of potential design and operational risk. We are working to advance the project to a construction decision by the third quarter of 2017.

Management’s Discussion and Analysis, page 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Quarterly Information

The following table provides information for eight fiscal quarters up to December 31, 2016:

	Expressed in $000’s, except per share data
	Quarters ended
	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
		(restated)
Sales	57,866	65,212	44,485	42,692	37,013	39,041	38,871	39,804
Mine operating earnings	20,721	28,414	15,917	15,554	10,332	10,333	10,402	12,581
Operating income (loss)	17,607	21,160	3,641	6,134	(20,572)	6,138	4,803	7,961
Net income (loss)	6,513	10,157	(1,390)	2,578	(17,290)	2,592	236	3,854

Basic EPS	0.04	0.08	(0.01)	0.02	(0.13)	0.02	0.00	0.03
Diluted EPS	0.05	0.07	(0.01)	0.02	(0.13)	0.02	0.00	0.03

Total assets	562,914	543,356	387,713	392,165	379,654	398,648	392,488	351,260
Long term bank loan	39,768	39,633	39,568	39,531	39,486	39,487	39,470	–
Other liabilities	3,544	5,241	4,798	2,889	4,620	4,353	5,701	4,578

The Company’s total assets increased substantially the third quarter of 2016 as a result of our acquisition of the Lindero Project.

During the fourth quarter 2016, the Company had determined that the warrants issued as part of the consideration for the Goldrock acquisition was in classified as a liability in error when the warrants should have been classified as a Reserve, a component of shareholders’ equity. As a result, the Company reclassified the initial fair value of the warrants of $7.4 million from liability to reserve and reduced its third quarter 2016 earnings by $1.7 million relating to the reversal of unrealized gain on financial assets carried at fair value. Basic earnings per share decreased $0.02 to $0.07 and there was no change to diluted earnings per share. There was no impact on the condensed consolidated interim statements of cash flows.

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA.

Management’s Discussion and Analysis, page 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning under IFRS and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards as issued by the IASB (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore (Non-GAAP Financial Measures)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management’s Discussion and Analysis, page 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months and year ended December 31, 2016 and 2015 (“Q4 2016” and “2016”, and “Q4 2015” and “2015”, respectively):

		CONSOLIDATED MINE CASH COST
US$ 000’s		Q4 2016	YTD Q4 2016	Q4 2015	YTD Q4 2015

Cost of sales		37,145	129,649	26,681	111,081
Add (subtract):
Change in concentrate inventory		245	(172)	(262)	57
Depletion and depreciation in concentrate inventory		(92)	(9)	64	(38)
Commercial and government royalties and mining taxes		(708)	(2,500)	(464)	(1,350)
Workers participation		(1,637)	(5,715)	(719)	(2,654)
Depletion and depreciation		(10,297)	(32,717)	(6,089)	(24,893)
Cash cost	A	24,656	88,536	19,211	82,203

Cash cost	A	24,656	88,536	19,211	82,203
Add (subtract):
By-product credits from gold, lead and zinc		(27,812)	(94,577)	(16,676)	(66,600)
Refining charges		2,374	8,434	1,672	7,169
Cash cost applicable per payable ounce	B	(782)	2,393	4,207	22,772

Payable ounces of silver production	C	2,044,674	7,108,170	1,518,664	6,342,693

Cash cost per ounce of payable silver ($/oz)	=B/C	$(0.38)	$ 0.34	$ 2.77	$ 3.59

Management’s Discussion and Analysis, page 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

		SAN JOSE MINE CASH COST
US$ 000’s		Q4 2016	YTD Q4 2016	Q4 2015	YTD Q4 2015

Cost of sales		24,883	82,399	14,175	60,968
Add (subtract):
Change in concentrate inventory		134	425	(292)	(396)
Depletion and depreciation in concentrate inventory		(55)	(172)	85	105
Commercial and government royalties and mining taxes		(435)	(1,627)	(318)	(669)
Workers participation		(1,407)	(4,742)	(670)	(2,269)
Depletion and depreciation		(8,078)	(24,759)	(3,399)	(15,527)
Cash cost	A	15,042	51,524	9,581	42,212

Total processed ore (tonnes)	B	273,036	905,468	172,789	717,505

Cash cost per tonne of processed ore ($/t)	=A/B	$55.09	$56.90	$55.45	$58.83

Cash cost	A	15,042	51,524	9,581	42,212
Add (subtract):
By-product credits from gold, lead and zinc		(13,763)	(47,670)	(8,605)	(34,803)
Refining charges		1,986	6,623	1,211	4,732
Cash cost applicable per payable ounce	B	3,265	10,477	2,187	12,141
Payable ounces of silver production	C	1,767,286	5,914,989	1,211,035	4,731,738

Cash cost per ounce of payable silver ($/oz)	=B/C	$ 1.85	$ 1.77	$ 1.81	$ 2.57

Mining cost per tonne		29.81	30.41	33.20	32.37
Milling cost per tonne		15.81	15.42	8.34	13.02
Indirect cost per tonne		6.15	6.67	8.21	7.92
Community relations cost per tonne		0.39	1.08	1.33	1.15
Distribution cost per tonne		2.93	3.32	4.37	4.37
Total production cost per tonne		55.09	56.90	55.45	58.83

Management’s Discussion and Analysis, page 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

		CAYLLOMA MINE CASH COST
US$ 000’s		Q4 2016	YTD Q4 2016	Q4 2015	YTD Q4 2015

Cost of sales		12,262	47,250	12,506	50,113
Add (subtract):
Change in concentrate inventory		111	(597)	30	453
Depletion and depreciation in concentrate inventory		(37)	163	(21)	(143)
Commercial and government royalties and mining taxes		(273)	(873)	(146)	(681)
Workers participation		(230)	(973)	(49)	(385)
Depletion and depreciation		(2,219)	(7,958)	(2,690)	(9,366)

Cash cost	A	9,614	37,012	9,630	39,991
Total processed ore (tonnes)	B	135,121	514,829	117,776	466,286

Cash cost per tonne of processed ore ($/t)	=A/B	$ 71.15	$ 71.89	$ 81.77	$ 85.76

Cash cost	A	9,614	37,012	9,630	39,991
Add (subtract):
By-product credits from gold, lead and zinc		(14,049)	(46,907)	(8,071)	(31,797)
Refining charges		388	1,811	461	2,437

Cash cost applicable per payable ounce	B	(4,047)	(8,084)	2,020	10,631

Payable ounces of silver production	C	277,388	1,193,181	307,629	1,610,955
Cash cost per ounce of payable silver ($/oz)	=B/C	$ (14.59)	$ (6.78)	$ 6.57	$ 6.60

Mining cost per tonne		34.76	35.34	38.68	43.83
Milling cost per tonne		12.64	12.51	15.40	14.66
Indirect cost per tonne		16.18	15.27	17.23	18.80
Community relations cost per tonne		0.23	0.20	0.50	0.36
Distribution cost per tonne		7.34	8.57	9.96	8.11

Total production cost per tonne		71.15	71.89	81.77	85.76

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver (Non-GAAP Financial Measure)

We believe that “all-in sustaining cash cost” and “all-in cash cost” meet the needs of analysts, investors, and other stakeholders of the Company in understanding the cost associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in sustaining definition to that set out in the guidance issued by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies).

Management’s Discussion and Analysis, page 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

All-in sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cost include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. We believe that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. We report this measure on a silver ounce sold basis.

Management’s Discussion and Analysis, page 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

The following tables provide a reconciliation of all-in sustaining cash cost per ounce in the consolidated financial statements for the three months and year ended December 31, 2016 and 2015 –

	CONSOLIDATED MINE ALL-IN CASH COST
US$ 000’s		YTD		YTD
	Q4 2016	Q4 2016	Q4 2015	Q4 2015

Cash cost applicable per payable ounce	(782)	2,393	4,207	22,772
Commercial and government royalties and mining tax	2,383	6,718	483	3,294
Workers’ participation	2,036	7,085	904	3,318
Selling, general and administrative expenses (operations)	1,073	6,079	1,339	6,408

Adjusted operating cash cost	4,710	22,275	6,933	35,792
Selling, general and administrative expenses (corporate)	2,725	9,538	1,947	9,122
Sustaining capital expenditures[1]	5,329	19,849	17,928	42,977
Brownfields exploration expenditures[1]	2,230	7,921	561	3,965

All-in sustaining cash cost	14,994	59,583	27,369	91,856
Non-sustaining capital expenditures[1]	1,997	22,959	8,704	11,736

All-in cash cost	16,991	82,542	36,073	103,592
Payable ounces of silver operations	2,044,674	7,108,170	1,518,664	6,342,693

All-in sustaining cash cost per payable ounce of silver	7.33	8.38	18.02	14.48

All-in cash cost per payable ounce of silver	8.31	11.61	23.75	16.33

[1] presented on a cash basis

	SAN JOSE MINE ALL-IN CASH COST
US$ 000’s		YTD		YTD
	Q4 2016	Q4 2016	Q4 2015	Q4 2015

Cash cost applicable per payable ounce	3,265	10,477	2,187	12,141
Commercial and government royalties and mining tax	2,110	5,845	337	2,613
Workers’ participation	1,765	5,934	837	2,836
Selling, general and administrative expenses (operations)	600	3,632	803	3,917

Adjusted operating cash cost	7,740	25,888	4,164	21,507
Sustaining capital expenditures[1]	2,522	12,260	15,719	35,840
Brownfields exploration expenditures[1]	1,625	6,705	461	3,513

All-in sustaining cash cost	11,887	44,853	20,344	60,860
Non-sustaining capital expenditures[1]	206	17,808	6,506	9,397

All-in cash cost	12,093	62,661	26,850	70,257
Payable ounces of silver operations	1,767,286	5,914,989	1,211,035	4,731,738

All-in sustaining cash cost per payable ounce of silver	6.73	7.58	16.80	12.86

All-in cash cost per payable ounce of silver	6.84	10.59	22.17	14.85

[1] presented on a cash basis

Management’s Discussion and Analysis, page 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

	CAYLLOMA MINE ALL-IN CASH COST
US$ 000’s		YTD		YTD
	Q4 2016	Q4 2016	Q4 2015	Q4 2015

Cash cost applicable per payable ounce	(4,047)	(8,084)	2,020	10,631
Commercial and government royalties and mining tax	273	873	146	681
Workers’ participation	268	1,142	57	455
Selling, general and administrative expenses (operations)	572	2,447	536	2,491

Adjusted operating cash cost	(2,934)	(3,622)	2,759	14,258
Sustaining capital expenditures[1]	2,807	7,589	2,209	7,137
Brownfields exploration expenditures[1]	605	1,216	100	452

All-in sustaining cash cost	478	5,183	5,068	21,847
Non-sustaining capital expenditures[1]	247	2,860	2,198	2,339

All-in cash cost	725	8,043	7,266	24,186
Payable ounces of silver operations	277,388	1,193,181	307,629	1,610,955

All-in sustaining cash cost per payable ounce of silver	1.72	4.34	16.47	13.56

All-in cash cost per payable ounce of silver	2.61	6.74	23.62	15.01

[1] presented on a cash basis

Management’s Discussion and Analysis, page 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Adjusted Net Income (Non-GAAP Financial Measures)

The Company uses the financial measure of “adjusted net (loss) income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net (loss) income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	ADJUSTED NET INCOME
	Three months ended		Year ended
Expressed in $’000’s	December 31		December 31
	2016	2015	2016	2015

NET INCOME FOR THE PERIOD	$ 6,513	$ (17,290)	$ 17,858	$ (10,608)
Items of note, net of tax:
Unrealized gain on financial instruments	1,264	–	(742)	–
Write-off of mineral properties	791	–	791	–
Impairment of mineral properties, plant and equipment	–	17,000	–	17,000
Impairment of inventories	190	398	190	398
Other operating income - other	–	(57)	–	(57)

Adjusted Net Income (a non-GAAP measure)	$ 8,758	$ 51	$ 18,097	$ 6,733

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis, page 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Operating Cash Flow per Share Before Changes in Working Capital (Non-GAAP Financial Measures)

	OPERATING CASH FLOW PER SHARE BEFORE CHANGES IN WORKING CAPITAL
	Three months ended		Year ended
$ 000’s	December 31		December 31
	2016	2015	2016	2015

Net income for the period	$ 6,513	$ (17,290)	$ 17,858	$ (10,608)
Items not involving cash	22,264	27,634	63,693	59,796

	28,777	10,344	81,551	49,188
Income taxes paid	(5,372)	(367)	(17,513)	(17,846)
Interest expense paid	(720)	(417)	(2,028)	(1,110)
Interest income received	49	86	289	354

Cash generated by operating activities before changes in working capital	$ 22,734	$ 9,646	$ 62,299	$ 30,586

Divided by
Weighted average number of shares (‘000’s)	146,454	129,133	136,888	129,001

Operating cash flow per share before changes in working capital	$ 0.16	$ 0.07	$ 0.46	$ 0.24

Management’s Discussion and Analysis, page 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Adjusted EBITDA (Non-GAAP Financial Measure)

	ADJUSTED EBITDA
(a non-GAAP financial measure)	Three months ended		Year ended
$ 000’s	December 31		December 31
	2016	2015	2016	2015

Net Income	$ 6,513	$ (17,290)	$ 17,858	$ (10,608)
Add back:
Net finance items	69	667	1,431	1,547
Depreciation, depletion, and amortization	10,414	6,263	33,024	25,739
Income taxes	11,025	(3,949)	29,252	7,391
Impairment of mineral properties	–	25,000	–	25,000
Other operating expenses	1,424	321	1,420	550

Adjusted EBITDA	$ 29,445	$ 11,012	$ 82,985	$ 49,619

During the fourth quarter ended December 31, 2016, the Company revised its EBITDA calculation methodology to exclude share-based payments charges. For the three and twelve months ended December 31, 2015 the adjustments were $1.5 million, and $1.0 million, respectively; and for the three and twelve months ended December 31, 2016, the adjustments were $(2.2) million, and $14.1 million, respectively. The change in the calculation methodology will improve the comparability of our reported adjusted EBITDA with that of other mining companies.

Management’s Discussion and Analysis, page 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return-on-capital criteria for management, but manage the Company’s capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents at December 31, 2016, totaled $82.5 million (December 31, 2015 – $72.2 million), and its short term investments totaled $41.1 million (December 31, 2015 – $36.0 million).

Fourth Quarter 2016 Liquidity and Capital Resources

During the three months ended December 31, 2016, cash and cash equivalents increased by $17.8 million (Q4 2015 – an increase of $5.0 million), and comprised the following:

(Expressed in $ millions)	Three months ended December 31
	2016	2015	Change	Change %

Net cash provided by operating activities	$ 25.8	$ 23.2	$ 2.6	11%
Net cash used in by investing activities	(12.0)	(18.3)	6.3	-34%
Net cash provided by financing activities	4.0	0.1	3.9	3900%

Increase in cash and cash equivalents	$ 17.8	$ 5.0	$ 12.8	256%

Note: Figures may not add due to rounding

During the quarter ended December 31, 2016, the cash provided by our operating activities reflects the positive impact of our second full quarter at the expanded capacity of 3,000 tonnes per day at San Jose mine, higher silver and gold prices, and good cost execution at both our mines.

During the three months ended December 31, 2016 and 2015, net cash provided by or used in investing activities comprised the following:

	INVESTING ACTIVITIES
(Expressed in $ millions)	Three months ended December 31
	2016	2015	Change	Change %

Purchase of short term investments	$ (4.5)	$ (13.7)	$ 9.2	67%
Redemptions of short term investments	2.0	20.3	(18.3)	-90%
Expenditures on mineral properties, plant and equipment	(9.5)	(25.6)	16.1	63%
Deposits on non-current assets, net	–	0.8	(0.8)	-100%

Net cash used in by investing activities	$ (12.0)	$ (18.3)	$ 6.3	34%

Note: Figures may not add due to rounding

Management’s Discussion and Analysis, page 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Expenditures on mineral properties, and plant and equipment during the quarter amounted to $9.5 million as follows:

	EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
(Expressed in $ millions)	Three months ended December 31, 2016
	Corporate	Caylloma	San Jose	Lindero	Consolidated
Plant and equipment	$ 0.2	$ 0.8	$ 0.9	$ –	$ 1.9
Dry stack tailings deposit project and disposal	–	–	0.2	–	0.2
Equipment and infrastructure	$ 0.2	$ 0.8	$ 1.1	$ –	$ 2.1
Plant expansion	–	–	0.1	–	0.1
Infill drilling	–	–	0.2	–	0.2
Mine development	–	2.1	1.2	–	3.3
Brownfields exploration	–	0.6	1.6	1.3	3.5
Greenfields exploration	–	0.2	0.1	–	0.3
Transfer from deposits on non-current assets	–	–	0.1	–	0.1
	$ 0.2	$ 3.7	$ 4.4	$ 1.3	$ 9.5

  Note: Figures may not add due to rounding

The main financing activity during the quarter was $4.5 million related to the exercise of stock options and warrants, an increase of $4.3 million from Q3 2015.

2016 Liquidity and Capital Resources

Working capital during the year ended December 31, 2016 increased $18.7 million, to $112.6 million from $93.9 million at December 31, 2015.

For the year ended December 31, 2016 and 2015, cash and cash equivalents increased $10.2 million (2015 – increased $29.7 million) and comprised the following:

(Expressed in $ millions)	Year ended December 31
	2016	2015	Change	Change %
Net cash provided by operating activities	$ 52.7	$ 54.8	$ (2.1)	-4%
Net cash used in by investing activities	(51.3)	(66.4)	15.1	-23%
Net cash provided by financing activities	8.8	41.3	(32.5)	-79%
Increase in cash and cash equivalents	$ 10.2	$ 29.7	$ (19.5)	-66%

  Note: Figures may not add due to rounding

Management’s Discussion and Analysis, page 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

During the year ended December 31, 2016 and 2015, net cash provided by or used in investing activities comprised the following:

	INVESTING ACTIVITIES
	Year ended December 31
(Expressed in $ millions)	2016	2015	Change	Change %
Purchase of Lindero project	$ (4.9)	$ –	$ (4.9)	--
Purchase of short term investments	(46.9)	(95.5)	48.6	-51%
Redemptions of short term investments	41.8	92.9	(51.1)	-55%
Purchase of marketable securities	(1.2)	–	(1.2)	--
Expenditures on mineral properties, plant and equipment	(40.2)	(57.1)	16.9	-30%
Deposits on non-current assets, net	–	(6.7)	6.7	-100%
Net cash used in by investing activities	$ (51.3)	$ (66.4)	$ 15.1	-23%

Note: Figures may not add due to rounding

Cash expenditures directly related to the purchase of the Lindero project during the year amounted to $4.9 million.

Expenditures on mineral properties, and plant and equipment during the year amounted to $40.2 million as follows:

	EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
(Expressed in $ millions)	Year ended December 31, 2016
	Corporate	Caylloma	San Jose	Lindero	Consolidated
Plant and equipment	$ 0.3	$ 1.5	$ 2.9	$ –	$ 4.7
Dry stack tailings deposit project and disposal	–	–	2.2	–	2.2
Equipment and infrastructure	$ 0.3	$ 1.5	$ 5.1	$ –	$ 6.8
Plant expansion	–	–	17.6	–	17.6
Infill drilling	–	–	1.7	–	1.7
Mine development	–	5.9	5.4	–	11.3
Brownfields exploration	–	1.2	6.7	2.0	9.9
Greenfields exploration	–	0.4	0.2	–	0.6
Transfer from deposits on non-current assets	–	–	(7.8)	–	(7.8)
	$ 0.3	$ 9.0	$ 28.9	$ 2.0	$ 40.2

Note: Figures may not add due to rounding

Management’s Discussion and Analysis, page 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at December 31, 2016
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 40,160	$ –	$ –	$ –	$ 40,160
Bank loan	–	40,000	–	–	40,000
Derivative liabilities	254	–	–	–	254
Income tax payable	14,447	–	–	–	14,447
Finance lease obligations	2,189	912	–	–	3,101
Other liabilities	–	3,544	–	–	3,544
Operating leases	431	360	82	–	873
Provisions	1,154	2,728	5,172	5,174	14,228
	$ 58,635	$ 47,544	$ 5,254	$ 5,174	$ 116,607

Operating leases includes leases for office premises and for computer and other equipment used in the normal course of business.

Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Pursuant to the closure regulations, the Company is required to lodge the following guarantees with the government:

●	2017 – $3,179
●	2018 – $3,908
●	2019 – $4,705
●	2020 – $5,641

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3,179 (2015– $2,495), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2017.

On November 21, 2016, we submitted to the Peruvian mining regulatory agency an update of the mine closure plant related to the San Cristobal mining unit and the Huayllacho processing plan, in order to incorporate new mining components. This update is currently pending approval.

Management’s Discussion and Analysis, page 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Capital Commitments

As at December 31, 2016, the Company had the following capital commitments, expected to be expended within one year:

●	$2,172 for the dry stack tailing dam at the San Jose property,
●	$175 for the plant at the Caylloma property,
●	$532 for drilling at the Lindero property,
●	$530 for testing, and consulting at the Lindero property.

Other Commitments

As at December 31, 2016, the expected payments due by period are as follows –

	Expressed in $’000’s
	Expected payments due by period as at December 31, 2016
	Less than 1 year	1 - 3 years	4 - 5 years	Total
Office premises - Canada	$ 65	$ 141	$ –	$ 206
Office premises - Peru	141	–	–	141
Office premises - Argentina	84	129	82	295
Total office premises	$ 290	$ 270	$ 82	$ 642
Computer equipment - Peru	72	27	–	99
Computer equipment - Mexico	69	45	–	114
Total computer equipment	$ 141	$ 72	$ –	$ 213
Machinery - Mexico	–	18	–	18
Total machinery	$ –	$ 18	$ –	$ 18
Total operating leases	$ 431	$ 360	$ 82	$ 873

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Management’s Discussion and Analysis, page 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Tax Contingencies

Peru

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,033 and $657, respectively, for a total of $1,690.

●	The Company is appealing these assessments.
●	The Company has provided a guarantee by way of a letter bond in the amount of $793.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

●	$30 in general import tax, $90 in VAT, and $5 custom management tax, and
●	associated fines of $73

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment. The Tax authority has the right to appeal the first instance resolution, which appeal is still pending.

Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Management’s Discussion and Analysis, page 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Adoption of New Accounting Standards

The following standards or amendments were adopted effective January 1, 2016. They had no significant impact on the financial position, results of operations, or cash flows of the Company previously reported.

●	IAS 1 «Presentation of Financial Statements» (Amendment)
●	IFRS 11 «Joint Arrangements» (Amendment)
●	IAS 16 «Property, Plant and Equipment» (Amendment)
●	IAS 38 «Intangible Assets» (Amendment)
●	Annual Improvements 2012-2014 Cycle

The following are new or revised standards which we expect may be applicable to the Company. We are currently assessing the impact on the financial position, results of operations, and cash flows of the Company resulting from these new or revised standards.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses Applicable to the Company commencing in the 2017 fiscal year.

Amends IAS 12 «Income Taxes» to clarify the following aspects:

●     Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

●     The carrying amount of an asset does not limit the estimation of probable future taxable profits.

●     Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

●     An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

Amendments to IAS 7 Disclosure Initiative Applicable to the Company commencing in the 2017 fiscal year.	Amends IAS 7 «Statement of Cash Flows» to clarify that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

IFRS 9 «Financial Instruments» Applicable to the Company commencing in the 2018 fiscal year.

Contains accounting requirements for financial instruments, and replaces IAS 39 «Financial Instruments: Recognition and Measurement». The new standard contains requirements in the following areas:

●     Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The new standard introduces a ‘fair value through other comprehensive income’ category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39, however there are differences in the requirements applying to the measurement of an entity’s own credit risk.

Management’s Discussion and Analysis, page 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

●     Impairment. The new standard introduces an ‘expected credit loss’ model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized

●     Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures

●     Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 15 «Revenue from Contracts with Customers» Applicable to the Company commencing in the 2018 fiscal year.

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The new standard provides guidance on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue and contract costs are also introduced.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions Applicable to the Company commencing in the 2018 fiscal year.	Amends IFRS 2 «Share-based Payment» to clarify the standard in relation to the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

IFRS 16 «Leases» Applicable to the Company commencing in the 2019 fiscal year.	IFRS 16 specifies how the Company should recognize, measure, present and disclose leases. The new standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

IFRIC 22 «Foreign Currency Transactions and Advance Consideration»	Addresses foreign currency transactions or parts of transactions where: ● there is consideration that is denominated or priced in a foreign currency;

Management’s Discussion and Analysis, page 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Applicable to the Company commencing in the 2018 fiscal year.

•  the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

•  the prepayment asset or deferred income liability is non-monetary.

Critical Accounting Estimates and Assumptions

Many of the amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2016 we have used the following long term prices for our reserve and resource estimations and life of mine plans: Gold $1,150/oz, Silver $19/oz.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain type of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgements in the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination, and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

Management’s Discussion and Analysis, page 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

See note 4 (g)(i) of the consolidated financial statements.

Valuation of mineral properties and exploration properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The Company expenses exploration costs which are related to specific projects until commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, metal prices, foreign exchange rates, Mineral Resource and Reserve quantities, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated balance sheet and the consolidated statement of income (loss).

Reclamation and other closure provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue recognition

Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Management’s Discussion and Analysis, page 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is highly probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until the future events are settled.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of impairment and reverse impairment indicators

Management applies significant judgement in assessing whether indicators of impairment or reverse impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of a previous impairment.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Management’s Discussion and Analysis, page 43

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 12, 2017 is 159,223,498 common shares. In addition, 1,056,395 incentive stock options and warrants are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Warrants	344,462	$6.01	October 31, 2018

Incentive Stock Options:	122,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	569,933	$4.79	March 18, 2020

	711,933

Total outstanding	1,056,395

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2016 available at www.sedar.com and www.sec.gov/edgar.shtml.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

Management’s Discussion and Analysis, page 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2016 as a result of the material weaknesses in the Company’s internal control over financial reporting, as further described below.

Notwithstanding these material weaknesses, the Company has concluded that the financial statements included in this report fairly present in all material respects its financial position, results of operations, capital position, and cash flows for the periods presented, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting in accordance with the requirements of National Instrument 52-109 and as defined in Rule 13a-15(f) or 15d – 15(f) under the U.S. Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflects the transactions and dispositions of the Company’s assets and consolidated entities;
2.

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS and that receipts and expenditures by the Company and its subsidiaries are being made in accordance with authorization of management and our directors; and

3.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

A material weakness, as defined in National Instrument 52-109 of the Canadian Securities Administrators and Rule 12b-2 under the Exchange Act, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management, under the supervision and with the participation of its President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of December 31, 2016, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 (the “COSO 2013 Framework”). Based on the evaluation performed, management concluded that material weaknesses existed as of December 31, 2016, as described below.

Management’s Discussion and Analysis, page 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Material Weaknesses Relating to Insufficient Qualified Resources, the Effectiveness of Risk Assessment, Design and Implementation of Control Activities and Monitoring Activities as of December 31, 2016

The Company did not have sufficient resources with the relevant expertise to perform an effective risk assessment process, design and implement controls supported by documentation and provide evidence that such controls were designed and operating effectively.

The material weaknesses in risk assessment, control activities and monitoring activities contributed to the following material weaknesses:

1.	The Company did not complete a documented fraud risk assessment;
2.	The Company did not identify all risks and design relevant controls related to significant unusual transactions and complex accounting matters;
3.	The Company´s controls related to revenue recognition did not address all risks and relevant assertions;
4.	The Company´s controls related to tax provisions were not sufficiently precise; and
5.	The Company did not implement effective general information technology controls related to user access privileges, unauthorized access and segregation of duties.

Accordingly, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

Because of the above described material weaknesses in internal control over financial reporting, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2016.

Deloitte LLP, the Company’s independent registered public accounting firm, that audited the Company’s consolidated financial statements as at and for the year ended December 31, 2016 has issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

Remediation Plan and Activities

Management has commenced remediation of these material weaknesses in 2017, and its remediation plan includes the following actions:

•	Hiring of additional resources to enhance the accounting and tax controls, including a Vice-President of Finance and Accounting, an Internal Controls Manager and a Tax Manager;
•

Engaging third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework; and

•	Engaging specialists to assist us in the evaluation and redesign of our general information technology controls over user access privileges, unauthorized access and segregation of duties.

Management’s Discussion and Analysis, page 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

Senior management has discussed the aforementioned material weaknesses with the Audit Committee, and the Board will continue to review progress on these remediation activities on a regular and ongoing basis.

The material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Changes in Internal Control over Financial Reporting

Other than those described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a – 15(f) and 15d- 15(d) under the U.S. Exchange Act) during the year ended December 31, 2016, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Qualified Persons

Eric N. Chapman, M.Sc., Vice President of Technical Services, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

●

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

Management’s Discussion and Analysis, page 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

●	production rates at the Company’s properties;

●	cash cost estimates;

●	timing for delivery of materials and equipment for the Company’s properties;

●	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

●	the Company’s planned processing and estimated major investments for mine development and brownfields exploration at the San Jose Mine during 2017;

●	the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma Mine during 2017;

●	the Company’s plans for development of the Lindero Project;

●	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

●	expiry dates of bank letters of guarantee;

●	estimated mine closure costs; and

●

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

●	uncertainty of mineral resource and reserve estimates;

●	risks associated with mineral exploration and project development;

●	operational risks associated with mining and mineral processing;

●	uncertainty relating to concentrate treatment charges and transportation costs;

●	uncertainty relating to capital and operating costs, production schedules, and economic returns;

●	uncertainties relating to general economic conditions;

●	competition;

●	substantial reliance on the Caylloma and San Jose mines for revenues;

●	risks related to the integration of businesses and assets acquired by the Company;

●	risks associated with potential legal proceedings;

●	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

●	fluctuations in metal prices;

Management’s Discussion and Analysis, page 48

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

●	risks associated with entering into commodity forward and option contracts for base metals production;
●	environmental matters including potential liability claims;
●	reliance on key personnel;
●	potential conflicts of interest involving the Company’s directors and officers;
●	property title matters;
●	dilution from further equity financing;
●	currency exchange rate fluctuations;
●	adequacy of insurance coverage;
●	sufficiency of monies allotted for land reclamation; and
●	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

●	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
●	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;
●	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
●	expected trends and specific assumptions regarding metal prices and currency exchange rates;
●	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
●	production forecasts meeting expectations; and
●	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Management’s Discussion and Analysis, page 49

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(Presented in US dollars)

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis, page 50